Exhibit 99.1

First Quarter 2024 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2024 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete First Quarter 2024 Report to Shareholders, including our unaudited interim financial statements for the period ended January 31, 2024, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the First Quarter 2024 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

First Quarter 2024 Highlights on a Reported Basis (versus Q1 2023)

•	Net income of $2,199 million, compared to $1,758 million

•	Earnings per share (diluted) of $1.68, compared to $1.35

•	Return on equity(2) of 11.8%, compared to 9.8%

First Quarter 2024 Highlights on an Adjusted Basis(1) (versus Q1 2023)

•	Net income of $2,212 million, compared to $2,352 million

•	Earnings per share (diluted) of $1.69, compared to $1.84

•	Return on equity of 11.9%, compared to 13.4%

TORONTO, February 27, 2024 – The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported first quarter net income of $2,199 million compared to $1,758 million in the same period last year. Diluted earnings per share (EPS) were $1.68, compared to $1.35 in the same period a year ago. Adjusted net income(1) for the first quarter was $2,212 million and diluted EPS was $1.69, down from $1.84 last year. Adjusted return on equity was 11.9% compared to 13.4% a year ago.

“The Bank delivered solid earnings this quarter driven by strong revenue growth, margin expansion and expense discipline. I am encouraged by the early progress against our strategic priorities, and the further strengthening of our balance sheet metrics,” said Scott Thomson, President and CEO of Scotiabank.

Canadian Banking delivered adjusted earnings(1) of $1,096 million this quarter as solid revenue growth from margin expansion, continued deposit growth and expense management were partly offset by higher provision for credit losses.

International Banking generated adjusted earnings(1) of $774 million. The 32% quarter-over-quarter earnings growth was driven by double-digit revenue growth, partly offset by higher provision for credit losses and expenses.

Global Wealth Management adjusted earnings(1) were $377 million. Higher mutual fund fees and lower expenses contributed to 13% earnings growth compared to the prior quarter.

Global Banking and Markets reported earnings of $439 million, up 6% compared to the prior quarter. Results were supported by lower provision for credit losses and revenue growth, partly offset by higher expenses.

The Bank reported an increased Common Equity Tier 1 (CET1) capital ratio(3) of 12.9%, up from 11.5% last year.

“We are making positive progress towards our goal of delivering sustainable, long-term value for our shareholders. With the release of our new strategy at our Investor Day in December, our team of Scotiabankers globally are energized and focused on executing our strategic priorities,” continued Mr. Thomson.

(1) Refer to Non-GAAP Measures section starting on page 5.

(2) Refer to page 50 of the Management’s Discussion & Analysis in the Bank’s First Quarter 2024 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The Q1 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (November 2023). The Q1 2023 regulatory capital ratios were prepared in accordance with OSFI Guideline—Capital Adequacy Requirements (November 2018).

Scotiabank First Quarter Press Release 2024 1

Financial Highlights

Reported Results	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2024(1)	2023(1)	2023(1)
Operating results
Net interest income	$4,773	$4,666	$4,563
Non-interest income	3,660	3,606	3,399

Total revenue	$8,433	$8,272	$7,962
Provision for credit losses	962	1,256	638
Non-interest expenses	4,739	5,527	4,461
Income tax expense	533	135	1,105

Net income	$2,199	$1,354	$1,758
Net income attributable to non-controlling interests in subsidiaries	25	31	37

Net income attributable to equity holders of the Bank	$2,174	$1,323	$1,721
Preferred shareholders and other equity instrument holders	108	109	101
Common shareholders	$2,066	$1,214	$1,620

Earnings per common share (in dollars)
Basic	$1.70	$1.01	$1.36
Diluted	$1.68	$0.99	$1.35

(1)

The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

Adoption of IFRS 17

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts and replaces IFRS 4, the previous accounting standard for insurance contracts. The Bank adopted IFRS 17 on a retrospective basis, restating the results from the transition date of November 1, 2022. Accordingly, results for fiscal 2023 have been restated to reflect the IFRS 17 basis of accounting for insurance contracts. Refer to Notes 3 and 4 of the condensed interim financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders for details.

Business Segment Review

Canadian Banking

Q1 2024 vs Q1 2023

Net income attributable to equity holders was $1,095 million, compared to $1,086 million. Adjusted net income attributable to equity holders was $1,096 million, an increase of $9 million or 1%. The increase was due primarily to higher revenue, mostly offset by higher provision for credit losses and non-interest expenses.

Q1 2024 vs Q4 2023

Net income attributable to equity holders increased $302 million or 38%. The increase was due primarily to lower provision for credit losses, higher revenue, and lower non-interest expenses.

International Banking

Q1 2024 vs Q1 2023

Net income attributable to equity holders increased $102 million to $746 million. Adjusted net income attributable to equity holders increased $101 million to $752 million. The increase was driven by higher net interest income, non-interest income and the positive impact of foreign currency translation, partly offset by higher provision for credit losses, non-interest expenses and income taxes.

Q1 2024 vs Q4 2023

Net income attributable to equity holders increased by $198 million or 36%. Adjusted net income attributable to equity holders increased by $196 million or 35%. The increase was due primarily to higher non-interest income and net interest income, partly offset by higher provision for credit losses, non-interest expenses and income taxes.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Q1 2024 vs Q1 2023

Net income attributable to equity holders was $746 million, compared to $711 million. Adjusted net income attributable to equity holders was $752 million, up $34 million or 5%. The increase was driven by higher net interest income, partly offset by lower non-interest income and higher provision for credit losses, non-interest expenses and income taxes.

2 Scotiabank First Quarter Press Release 2024

Q1 2024 vs Q4 2023

Net income attributable to equity holders increased by $196 million or 36%. Adjusted net income attributable to equity holders increased by $196 million or 35%. The increase was due primarily to higher non-interest income and net interest income, partly offset by higher provision for credit losses, non-interest expenses and income taxes.

Global Wealth Management

Q1 2024 vs Q1 2023

Net income attributable to equity holders was $368 million, down $17 million or 4%. Adjusted net income attributable to equity holders was $374 million, down $18 million or 4%. The decline was due primarily to higher non-interest expenses, partly offset by higher mutual fund fees across the international businesses and higher brokerage revenues in Canada.

Q1 2024 vs Q4 2023

Net income attributable to equity holders increased $41 million or 13%. Adjusted net income attributable to equity holders increased $41 million or 12%, due primarily to higher mutual fund fees, brokerage revenues, and net interest income, as well as lower non-interest expenses.

Global Banking and Markets

Q1 2024 vs Q1 2023

Net income attributable to equity holders was $439 million, a decrease of $80 million or 15%. This decline was due to lower net interest income, lower non-interest income, and higher non-interest expenses, partly offset by lower provision for credit losses.

Q1 2024 vs Q4 2023

Net income attributable to equity holders increased by $25 million or 6% due to lower provision for credit losses and higher non-interest income, partly offset by lower net interest income and higher non-interest expenses.

Other

Q1 2024 vs Q1 2023

Net income attributable to equity holders was a net loss of $474 million, compared to a net loss of $913 million in the prior year. Adjusted net income attributable to equity holders was a net loss of $474 million compared to a net loss of $334 million in the prior year. The higher loss of $140 million was due mainly to lower revenue from higher funding costs, partly offset by higher income from liquid assets and lower taxable equivalent basis (TEB) gross-up which is offset in income taxes.

Q1 2024 vs Q4 2023

Net income attributable to equity holders increased $285 million from the prior quarter. On an adjusted basis, net income attributable to equity holders increased $13 million due mainly to lower expenses and higher revenues, partly offset by higher income taxes. The higher revenue is due primarily to lower TEB gross-up which is offset in income taxes.

Credit risk

Provision for credit losses

Q1 2024 vs Q1 2023

The provision for credit losses was $962 million, compared to $638 million, an increase of $324 million. The provision for credit losses ratio increased 17 basis points to 50 basis points.

The provision for credit losses on performing loans was $20 million, compared to $76 million. The provision this quarter was driven by retail portfolio growth and the impact of the continued unfavourable macroeconomic outlook, mainly on the commercial, corporate and Canadian retail portfolios. This was mostly offset by retail credit migration to impaired.

The provision for credit losses on impaired loans was $942 million, compared to $562 million, an increase of $380 million due primarily to higher formations and delinquency trends in International Banking retail portfolios, mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year, and higher provisions relating to Canadian Banking retail portfolios, mostly in auto loans and unsecured lines. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of 20 basis points.

Q1 2024 vs Q4 2023

The provision for credit losses was $962 million, compared to $1,256 million, a decrease of $294 million or 23%. The provision for credit losses ratio decreased 15 basis points to 50 basis points.

The provision for credit losses on performing loans was $20 million, compared to $454 million. The provision this quarter was driven by retail portfolio growth and the impact of the continued unfavourable macroeconomic outlook, mainly on the commercial, corporate and Canadian retail portfolios. This was mostly offset by retail credit migration to impaired.

Higher provisions on performing loans last quarter were mostly in Canadian Banking due mainly to the unfavourable macroeconomic outlook and continued uncertainty around the impact of higher interest rates, including the related impacts of migration in the retail portfolios, and on certain sectors in the non-retail portfolios.

The provision for credit losses on impaired loans was $942 million, compared to $802 million, an increase of $140 million or 17% due primarily to higher provisions relating to Canadian retail portfolios mostly in auto loans and unsecured lines, and higher formations and delinquency trends in International Banking retail portfolios, mostly in Colombia, Peru and Chile, as a result of the impact of higher inflation and interest rate levels in these markets in the prior year. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of seven basis points.

Scotiabank First Quarter Press Release 2024 3

Allowance for credit losses

The total allowance for credit losses as at January 31, 2024, was $6,597 million compared to $6,629 million last quarter. The allowance for credit losses ratio was 86 basis points, an increase of one basis point. The allowance for credit losses on loans was $6,328 million, down $44 million from the prior quarter. The impact of foreign currency translation decreased the allowance by $85 million. This was mainly offset by higher formations in the International Banking retail and Canadian commercial portfolios, as well as the unfavourable macroeconomic outlook primarily impacting the commercial, corporate and Canadian retail portfolios.

The allowance against performing loans was lower at $4,424 million compared to $4,491 million as at October 31, 2023. The allowance for performing loans ratio was 61 basis points. The decrease was due primarily to the impact of foreign currency translation, partly offset by the impact of the unfavourable macroeconomic outlook mainly in the commercial, corporate and Canadian retail portfolios, as well as retail portfolio growth.

The allowance on impaired loans increased to $1,904 million from $1,881 million last quarter. The allowance for impaired loans ratio was 25 basis points, an increase of one basis point. The increase was due primarily to higher retail formations in International Banking across markets, and in the Canadian commercial portfolio due mainly to one account in the transportation sector, partly offset by the impact of foreign currency translation.

Impaired loans

Gross impaired loans increased to $6,119 million as at January 31, 2024, from $5,726 million last quarter. The increase was due primarily to new commercial formations in Canadian Banking mainly related to one account in the transportation sector, and higher retail formations in International Banking mainly in Chile, Mexico and Peru. This was partly offset by the impact of foreign exchange translation. The gross impaired loan ratio was 80 basis points, an increase of six basis points from last quarter.

Net impaired loans in Canadian Banking were $1,217 million, an increase of $268 million from last quarter, mainly related to one commercial account in the transportation sector. International Banking’s net impaired loans were $2,923 million, an increase of $130 million from last quarter, due primarily to higher net formations in the retail portfolio, mainly in Chile, Mexico and Peru, partly offset by the impact of foreign exchange translation. In Global Banking and Markets, net impaired loans were $40 million, a decrease of $41 million from last quarter, due primarily to repayments related to one account in the real estate sector. In Global Wealth Management, net impaired loans were $35 million, an increase of $13 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.55%, an increase of five basis points from 0.50% last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 12.9% as at January 31, 2024, a decrease of approximately 10 basis points from the prior quarter. The CET1 ratio benefited 45 basis points from earnings, share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan, and revaluation gains on FVOCI securities, offset by higher RWA. The RWA increase was primarily driven by the adoption impacts of the revised Basel III FRTB market and CVA capital requirements and the 2.5% phase-in increase in the standardized capital floor of approximately 70 basis points, net of actions taken by the businesses to reduce the impact to 48 bps.

The Bank’s Tier 1 capital ratio(1) was 14.8% as at January 31, 2024, unchanged from the prior quarter, as the above noted impacts to the CET1 ratio and a redemption of $300 million of NVCC preferred shares were offset by a USD $750 million issuance of Limited Recourse Capital Notes (NVCC).

The Bank’s Total capital ratio(1) was 16.7% as at January 31, 2024, a decrease of approximately 50 basis points from the prior quarter, due mainly to the above noted impacts to the Tier 1 capital ratio and a redemption of $1.75 billion of NVCC subordinated debentures.

The Leverage ratio(2) was 4.3% as at January 31, 2024, an increase of approximately 10 basis points from the prior quarter, due primarily to higher Tier 1 capital.

The Total loss absorbing capacity (TLAC) ratio(3) was 28.9% as at January 31, 2024, a decrease of approximately 170 basis points from the prior quarter, mainly from lower available TLAC and higher risk-weighted assets.

The TLAC Leverage ratio(3) was 8.4%, a decrease of approximately 20 basis points, due primarily to lower available TLAC.

As at January 31, 2024, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)

The Q1 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (November 2023). The Q4 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

4 Scotiabank First Quarter Press Release 2024

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these financial measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures disclosed by other issuers. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank First Quarter Press Release 2024 5

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
	January 31	October 31	January 31
($ millions)	2024(1)	2023(1)	2023(1)
Reported Results
Net interest income	$4,773	$4,666	$4,563
Non-interest income	3,660	3,606	3,399

Total revenue	8,433	8,272	7,962
Provision for credit losses	962	1,256	638
Non-interest expenses	4,739	5,527	4,461

Income before taxes	2,732	1,489	2,863
Income tax expense	533	135	1,105

Net income	$2,199	$1,354	$1,758
Net income attributable to non-controlling interests in subsidiaries (NCI)	25	31	37

Net income attributable to equity holders	2,174	1,323	1,721
Net income attributable to preferred shareholders and other equity instrument holders	108	109	101

Net income attributable to common shareholders	$2,066	$1,214	$1,620

Diluted earnings per share (in dollars)	$1.68	$0.99	$1.35
Weighted average number of diluted common shares outstanding (millions)	1,221	1,211	1,199

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$-	$(367)	$-

Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	-	354	-
Consolidation of real estate and contract termination costs	-	87	-
Impairment of non-financial assets	-	346	-
Amortization of acquisition-related intangible assets	18	19	21

Total non-interest expense adjusting items (Pre-tax)	18	806	21

Total impact of adjusting items on net income before taxes	18	439	21
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	-	48	-
Restructuring charge and severance provisions	-	(96)	-
Consolidation of real estate and contract termination costs	-	(24)	-
Impairment of non-financial assets	-	(73)	-
Canada recovery dividend	-	-	579
Amortization of acquisition-related intangible assets	(5)	(5)	(6)

Total impact of adjusting items on income tax expense	(5)	(150)	573

Total impact of adjusting items on net income	$13	$289	$594
Impact of adjusting items on NCI	-	(3)	-

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$13	$286	$594

Adjusted Results
Net interest income	$4,773	$4,666	$4,563
Non-interest income	3,660	3,239	3,399

Total revenue	8,433	7,905	7,962
Provision for credit losses	962	1,256	638
Non-interest expenses	4,721	4,721	4,440

Income before taxes	2,750	1,928	2,884
Income tax expense	538	285	532

Net income	$2,212	$1,643	$2,352
Net income attributable to NCI	25	34	37

Net income attributable to equity holders	2,187	1,609	2,315
Net income attributable to preferred shareholders and other equity instrument holders	108	109	101

Net income attributable to common shareholders	$2,079	$1,500	$2,214

Diluted earnings per share (in dollars)	$1.69	$1.23	$1.84
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.24	$0.49
Weighted average number of diluted common shares outstanding (millions)	1,221	1,211	1,210

(1)

The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

6 Scotiabank First Quarter Press Release 2024

1.	All reported periods were adjusted for:

a)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	The Bank’s fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)	Divestitures and wind-down of operations

In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax). For further details, please refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders.

b)	Restructuring charge and severance provisions

In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax) related to workforce reductions and changes as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels.

c)	Consolidation of real estate and contract termination costs

In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax) related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

d)	Impairment of non-financial assets

In Q4 2023, the Bank recorded impairment charges of $185 million ($159 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China whose market value has remained below the Bank’s carrying value for a prolonged period. For further details, refer to Note 17 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders. Impairment of intangible assets, including software, of $161 million ($114 million after-tax) was also recognized.

e)	Canada Recovery Dividend

In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

3.	The Bank’s Q4 2022 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)

Restructuring charge – The Bank recorded a restructuring charge of $85 million ($66 million after-tax) related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation.

b)

Divestitures and wind-down of operations – The Bank sold investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $361 million ($340 million after-tax).

c)

Support costs for the Scene+ loyalty program – The Bank recorded costs of $133 million ($98 million after-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner.

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Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,095	$768	$371	$439	$(474)	$2,199
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	22	3	-	-	25

Reported net income attributable to equity holders	1,095	746	368	439	(474)	2,174
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	1	105	108

Reported net income attributable to common shareholders	$1,094	$745	$368	$438	$(579)	$2,066

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	-	-	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	-	-	18

Total impact of adjusting items on net income before taxes	1	8	9	-	-	18
Total impact of adjusting items on income tax expense	-	(2)	(3)	-	-	(5)

Total impact of adjusting items on net income	1	6	6	-	-	13

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	6	6	-	-	13

Adjusted net income (loss)	$1,096	$774	$377	$439	$(474)	$2,212

Adjusted net income attributable to equity holders	$1,096	$752	$374	$439	$(474)	$2,187

Adjusted net income attributable to common shareholders	$1,095	$751	$374	$438	$(579)	$2,079

(1)   Refer to Business Segment Review section of the Bank’s Q1 2024 Quarterly Report to Shareholders.

(2)   The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

	For the three months ended October 31, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$793	$580	$329	$414	$(762)	$1,354
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	32	2	-	(3)	31

Reported net income attributable to equity holders	793	548	327	414	(759)	1,323
Reported net income attributable to preferred shareholders and other equity instrument holders	1	-	1	-	107	109

Reported net income attributable to common shareholders	$792	$548	$326	$414	$(866)	$1,214

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	-	-	-	-	(367)	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	-	-	-	-	354	354
Consolidation of real estate and contract termination costs	-	-	-	-	87	87
Impairment of non-financial assets	-	-	-	-	346	346
Amortization of acquisition-related intangible assets	-	10	9	-	-	19

Total non-interest expenses adjustments (Pre-tax)	-	10	9	-	787	806

Total impact of adjusting items on net income before taxes	-	10	9	-	420	439
Total impact of adjusting items on income tax expense	-	(2)	(3)	-	(145)	(150)

Total impact of adjusting items on net income	-	8	6	-	275	289

Impact of adjusting items on NCI	-	-	-	-	(3)	(3)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	-	8	6	-	272	286

Adjusted net income (loss)	$793	$588	$335	$414	$(487)	$1,643

Adjusted net income attributable to equity holders	$793	$556	$333	$414	$(487)	$1,609

Adjusted net income attributable to common shareholders	$792	$556	$332	$414	$(594)	$1,500

(1)   Refer to Business Segment Review section of the Bank’s Q1 2024 Quarterly Report to Shareholders.

(2)   The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

8 Scotiabank First Quarter Press Release 2024

	For the three months ended January 31, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,086	$679	$387	$519	$(913)	$1,758
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	35	2	-	-	37

Reported net income attributable to equity holders	1,086	644	385	519	(913)	1,721
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	1	98	101

Reported net income attributable to common shareholders	$1,085	$643	$385	$518	$(1,011)	$1,620

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	10	9	-	-	21

Total non-interest expenses adjustments (Pre-tax)	2	10	9	-	-	21

Total impact of adjusting items on net income before taxes	2	10	9	-	-	21
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(3)	(2)	-	-	(6)

Total impact of adjusting items on income tax expense	(1)	(3)	(2)	-	579	573

Total impact of adjusting items on net income	1	7	7	-	579	594

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	-	579	594

Adjusted net income (loss)	$1,087	$686	$394	$519	$(334)	$2,352

Adjusted net income attributable to equity holders	$1,087	$651	$392	$519	$(334)	$2,315

Adjusted net income attributable to common shareholders	$1,086	$650	$392	$518	$(432)	$2,214

(1)   Refer to Business Segment Review section of the Bank’s Q1 2024 Quarterly Report to Shareholders.

(2)   The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended
($ millions)	October 31, 2023(1)			January 31, 2023(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,130	$1	$2,129	$1,892	$(88)	$1,980
Non-interest income	650	(5)	655	792	(87)	879

Total revenue	2,780	(4)	2,784	2,684	(175)	2,859
Provision for credit losses	512	(1)	513	404	(23)	427
Non-interest expenses	1,520	(3)	1,523	1,433	(76)	1,509
Income tax expense	168	1	167	168	(11)	179

Net income	$580	$(1)	$581	$679	$(65)	$744

Net income attributable to non-controlling interests in subsidiaries (NCI)	$32	$1	$31	$35	$2	$33
Net income attributable to equity holders of the Bank	$548	$(2)	$550	$644	$(67)	$711

Other measures
Average assets ($ billions)	$238	$-	$238	$228	$(7)	$235
Average liabilities ($ billions)	$184	$-	$184	$169	$(6)	$175

(1)   The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

Scotiabank First Quarter Press Release 2024 9

Adjusted Results	For the three months ended
($ millions)	October 31, 2023(1)			January 31, 2023(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,130	$1	$2,129	$1,892	$(88)	$1,980
Non-interest income	650	(5)	655	792	(87)	879

Total revenue	2,780	(4)	2,784	2,684	(175)	2,859
Provision for credit losses	512	(1)	513	404	(23)	427
Non-interest expenses	1,510	(4)	1,514	1,423	(76)	1,499
Income tax expense	170	1	169	171	(11)	182

Net income	$588	$–	$588	$686	$(65)	$751

Net income attributable to non-controlling interests in subsidiaries (NCI)	$32	$–	$32	$35	$2	$33
Net income attributable to equity holders of the Bank	$556	$–	$556	$651	$(67)	$718

(1)

The amounts for the period ended January 31, 2024 have been prepared in accordance with IFRS 17. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q1 2024 Quarterly Report to Shareholders.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

In the first quarter of 2024, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

10 Scotiabank First Quarter Press Release 2024

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Press Release 2024 11

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on February 27, 2024, at 7:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104, or toll-free at 1-800-952-5114 using ID 6210869# (please call shortly before 7:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 27, 2024, to March 27, 2024, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 5144598#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor

 Relations: Scotiabank

 40 Temperance Street, Toronto, Ontario

 Canada M5H 0B4

 Telephone: (416) 775-0798

 E-mail: investor.relations@scotiabank.com

Global Communications:

 Scotiabank

 40 Temperance Street, Toronto, Ontario

 Canada M5H 0B4

 E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

 Computershare Trust Company of Canada

 100 University Avenue, 8th Floor

 Toronto, Ontario, Canada M5J 2Y1

 Telephone: 1-877-982-8767

 E-mail: service@computershare.com

 Co-Transfer Agent (USA)

 Computershare Trust Company, N.A.

 Telephone: 1-781-575-2000

 E-mail: service@computershare.com

 Street Courier/Address:

 C/O: Shareholder Services

 150 Royall Street

 Canton, MA, USA 02021

 Mailing Address:

 PO Box 43078, Providence, RI, USA 02940-3078

 For other shareholder enquiries, please contact the Corporate Secretary’s Department:

 Scotiabank

 40 Temperance Street

 Toronto, Ontario, Canada M5H 0B4

 Telephone: (416) 866-3672

 E-mail: corporate.secretary@scotiabank.com

12 Scotiabank First Quarter Press Release 2024

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

 John McCartney

 Scotiabank Investor Relations

 (416) 863-7579

 Sophia Saeed

 Scotiabank Investor Relations

 (416) 933-8869

Scotiabank First Quarter Press Release 2024 13